Matthew C. Dallett

+1 617 239 0303

fax +1 866 955 8690

mdallett@edwardswildman.com

February 23, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Perfumania Holdings, Inc.
Registration Statement on Form S-4
Filed January 23, 2012
File No. 333-179124

Dear Ms. Ransom:

On behalf of our client, Perfumania Holdings, Inc. (“Perfumania”), we are responding to your letter of February 17, 2012 to Donna Dellomo, Chief Financial Officer of Perfumania, providing comments on the preliminary joint proxy statement/prospectus on Form S-4 (File No. 333-179124) that Perfumania filed on January 23, 2012. Perfumania has revised the preliminary joint proxy statement/prospectus in response to the comments and generally to update the information contained therein. Concurrently with this letter, Perfumania is filing Amendment No. 1 to the Form S-4, including the amended preliminary joint proxy statement/prospectus.

General

1.	Please file the legal opinion, tax opinions and forms of proxy cards as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

Response:

The legal opinion, tax opinions and forms of proxy cards have been filed with Amendment No. 1 to Form S-4.

Securities and Exchange Commission

February 23, 2012

The Merger, page 50

Opinions of Financial Advisors to the Parlux Independent Committee, page 70

2.	For American Appraisal Associates, Inc., please revise your disclosure to provide the information required by Item 1015(b)(2), (3) and (5) of Regulation M-A and Item 4(b) of Form S-4.

Response:

We have provided the disclosure required by the cited Items in the forepart of the discussion of American Appraisal Associates, Inc.’s opinion.

Litigation Related to the Merger, page 108

3.	Please update this section to reflect the most current information regarding litigation related to the merger. In this regard, we note news reports that a Parlux shareholder has filed suit against Parlux in the Delaware Court of Chancery.

Response:

We have updated the Litigation section to describe a number of developments on the litigation front.

The Merger Agreement, page 112

Representations and Warranties, page 116

4.

We note your cautionary statements concerning the representations and warranties. Please note that disclosure regarding an agreement’s representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on Potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under

Securities and Exchange Commission

February 23, 2012

federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws. In this regard, we draw your attention in particular to the first full sentence on page 118, as in context this sentence appears to inappropriately imply that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement, as well as the last sentence of this paragraph.

Response:

We acknowledge the comment and have revised the disclosure related to the representations and warranties in the merger agreement to remove the statements that implied that the representations and warranties contained in the merger agreement do not constitute disclosure under the federal securities laws and to clarify that Perfumania and Parlux will provide additional disclosure in their public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by federal securities laws.

The Parlux Special Meeting, page 136

Parlux Proposal 2: Advisory Vote on Certain Compensation Payable by Parlux to

Executive Officers in Connection with the Merger, page 139

Golden Parachute Compensation, page 139

5.	Please tell us why you have omitted from the Equity column the value of the options to purchase Parlux common stock that will convert to options to purchase Perfumania common stock and that will have an accelerated vesting schedule or revise your disclosure accordingly to include such options. Refer to Item 402(t) of Regulation S-K.

Response:

The only options to purchase Parlux common stock for which vesting will accelerate upon the merger are those held by Mr. Balsys, the value of which is disclosed in the Equity column. We have revised footnote 4 to make more clear that the options held by Messrs. Purches and Buttacavoli will already be fully vested, so they will not be subject to acceleration in connection with the merger.

Securities and Exchange Commission

February 23, 2012

Directors and Executive Officers of Perfumania After the Merger, page 213

Executive Compensation, page 215

6.	Please update the disclosure in this section to reflect the compensation issued to Perfumania’s NEOs in the fiscal year ended January 28, 2012. Refer to Regulation SK Compliance and Disclosure Interpretations 117.05 and 217.11, available on our website.

Response:

We have updated the Perfumania Executive Compensation disclosure with fiscal 2011 information in accordance with the comment.

Annex B — Financo Loan Opinion, page B-4

7.	We note the statement in the penultimate paragraph of the opinion that “[t]his letter is solely for the benefit and use of the Independent Special Committee of the Board of Directors of Parent (solely in their capacity as directors) . . . .” Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, please disclose the basis for the advisor’s belief that shareholders cannot rely upon the opinion to support claims against the advisor arising under applicable state law. In doing so, please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense would have no effect on the rights and responsibilities of the board of directors under applicable state law. Finally, please disclose that the availability of such a state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or the board of directors under the federal securities laws.

Response:

Financo has revised its opinion to delete the limitation as requested. The revised opinion is included as Annex B to the preliminary joint proxy statement/prospectus in Amendment No. 1 to Form S-4.

Annex D — American Appraisal Associates, Inc. Opinion, page D-1

8.

We note the statement in the last paragraph on page D-3 that “[t]his Opinion is provided only for the information of the Independent Committee in connection with and for the purposes of its evaluation of the proposed Transaction.” Please delete the word “only” to eliminate the implication that the opinion may not be relied upon by persons other than the Independent

Securities and Exchange Commission

February 23, 2012

Committee. Alternatively, please disclose the basis for the advisor’s belief that shareholders cannot rely upon the opinion to support claims against the advisor arising under applicable state law. In doing so, please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense would have no effect on the rights and responsibilities of the board of directors under applicable state law. Finally, please disclose that the availability of such a state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or the board of directors under the federal securities laws.

Response:

American Appraisal Associates, Inc. has revised its opinion to delete the word “only” as requested. The revised opinion is included as Annex D to the preliminary joint proxy statement/prospectus in Form S-4.

* * *

Please contact me at (617) 239-0303 or mdallett@edwardswildman.com if you have any questions or require any additional information.

Sincerely,

/s/ Matthew C. Dallett

cc:	Lisa Kohl, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission
Donna L. Dellomo
Frederick E. Purches
David A. Zagore
Thomas R. McGuigan
Geoffrey Etherington III